As Filed with the Securities and Exchange Commission on January 10, 2005.
                                                    Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                         ANTISENSE THERAPEUTICS LIMITED
                                (ACN 095 060 745)
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                         101 Barclay Street, 22nd Floor
                               New York, NY 10286
                            Telephone (212)-815-2095
    (Address, including zip code, and telephone number, including area code, of agent for service)

                        For Further Information Contact:
                              The Bank of New York
                         101 Barclay Street, 22nd Floor
                               New York, NY 10286
                            Telephone (212) 815-2095

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

==================================================================================================================================

                                                                         Proposed maximum      Proposed maximum       Amount of
              Title of each class of                      Amount          Aggregate price          aggregate        registration
           Securities to be registered               to be registered       per unit (1)       offering price (1)        fee
----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American        10,000,000            $.05                $500,000             $63.35
Depositary Receipts, each American Depositary            American
Share evidencing twenty (20) ordinary shares of         Depositary
Antisense Therapeutics Limited.                           Shares
==================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph  (11)
                  inspect the transfer  books of the
                  Depositary  and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6), (8) and (22)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (9), (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2. Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
2(a)     Statement that Antisense Therapeutics Limited      Paragraph (11)
         furnishes the Commission with certain public
         reports and documents required by foreign law
         or otherwise under Rule 12g3-2(b) under the
         Securities Exchange Act of 1934 and that such
         reports and documents can be inspected by
         holders of American Depositary Receipts and
         copied at public reference facilities maintained
         by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], 2005, among Antisense Therapeutics Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each
Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of January ______, 2005, among Antisense Therapeutics Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 10, 2005.

                                                   By: THE BANK OF NEW YORK,
                                                          as Depositary

                                                   By: \s\ Marianne Erlandsen
                                                       ----------------------
                                                       Name: Marianne Erlandsen
                                                       Title:   Vice President

      Pursuant to the requirements of the Securities Act of 1933, Antisense Therapeutics Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Australia on January 10, 2005.

                                                 ANTISENSE THERAPEUTICS LIMITED

                                             By: \s\ Mark Diamond
                                                 ------------------------------
                                                 Name:  Mark Diamond
                                                 Title: Chief Executive Officer

      Each of the undersigned hereby constitutes and appoints Mark Diamond, Kathryn Andrews and Natalie Korchev his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on January 10, 2005.

Name                                              Title
----                                              -----

\s\ Mark Diamond                         Chief Executive Officer
---------------------                    (Principal Executive Officer)
Mark Diamond

\s\ Kathryn Andrews                      Chief Financial Officer
---------------------                    (Principal Financial & Accounting
Kathryn Andrews                          Officer)

\s\ Robert W. Moses                      Chairman of the Board
---------------------
Robert W. Moses

\s\ Chris Belyea                         Director
---------------------
Chris Belyea

\s\ Graham Mitchell                      Director
---------------------
Graham Mitchell

\s\ George Werther                       Director
---------------------
George Werther

\s\ Stanley Crooke                       Director and Authorized Representative
---------------------                    in the United States
Stanley Crooke

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(1) Form of Deposit Agreement, dated as of [Date], 2005, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.